UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): July 10, 2021

Lonestar Resources US Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37670	81-0874035
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

111 Boland Street, Suite 301 Fort Worth, Texas	76107
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (817) 921-1889

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	LONE	OTCQX Best Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On July 12, 2021, Lonestar Resources US Inc., a Delaware corporation (“Lonestar”), and Penn Virginia Corporation, a Virginia corporation (“Penn Virginia”), issued a joint press release (the “Press Release”) announcing the execution of an Agreement and Plan of Merger, dated as of July 10, 2021, by and between Penn Virginia and Lonestar (the “Merger Agreement”). A copy of the Press Release is furnished herewith as Exhibit 99.1 and incorporated by reference into this Item 7.01.

The foregoing (including the information presented in Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1 that is provided solely in connection with Regulation FD.

No Offer or Solicitation

This communication relates to a proposed merger (the “Merger”) between Lonestar Resources US Inc. (“Lonestar”) and Penn Virginia Corporation (“Penn Virginia”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, Penn Virginia will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement/consent solicitation statement of Penn Virginia and Lonestar and a prospectus of Penn Virginia. The Merger will be submitted to Penn Virginia’s stockholders and Lonestar’s stockholders for their consideration. Lonestar and Penn Virginia may also file other documents with the SEC regarding the Merger. The definitive joint proxy statement/consent solicitation statement/prospectus will be sent to the stockholders of Penn Virginia and Lonestar. This document is not a substitute for the registration statement and joint proxy statement/consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Lonestar or Penn Virginia may file with the SEC or send to stockholders of Penn Virginia in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF LONESTAR AND PENN VIRGINIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Lonestar or Penn Virginia through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Lonestar will be made available free of charge on Lonestar’s website at https://www.lonestarresources.com/investor-relations/, under the heading “SEC Filings,” or by directing a request to Investor Relations, Lonestar Resources US Inc., 111 Boland Street, Suite 300, Fort Worth, TX 76107, Tel. No. (817) 921 1889. Copies of documents filed with the SEC by Penn Virginia will be made available free of charge on Penn Virginia’s website at https://www.ir.pennvirginia.com/ or by directing a request to Investor Relations, Penn Virginia Corporation, 16285 Park Ten Place, Suite 500, Houston, TX 77084, Tel. No. (713) 722 6500.

2

Participants in the Solicitation

Lonestar, Penn Virginia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding Lonestar’s directors and executive officers is contained in Lonestar’s 2020 Annual Report on Form 10-K/A filed with the SEC on April 30, 2021, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Lonestar’s website at https://www.lonestarresources.com/investor-relations/. Information regarding Penn Virginia’s executive officers and directors is contained in the proxy statement for the Penn Virginia’s Annual Meeting of Stockholders filed with the SEC on April 7, 2021 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the Penn Virginia’s website at https://www.ir.pennvirginia.com/.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the joint proxy statement/consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Lonestar or Penn Virginia expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the company and its operations following the Merger, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Lonestar or Penn Virginia may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that any announcements relating to the Merger could have adverse effects on the market price of Penn Virginia’s or Lonestar’s common stock, the risk that the Merger and its announcement could have an adverse effect on the ability of Lonestar and Penn Virginia to retain and hire key personnel, on the ability of Lonestar to attract third-party customers and maintain its relationships with joint venture counterparties and on Lonestar’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Merger, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Merger or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Penn Virginia’s or Lonestar’s control, including those detailed in Penn Virginia’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.ir.pennvirginia.com/ and on the SEC’s website at http://www.sec.gov, and those detailed in Lonestar’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Lonestar’s website at https://www.lonestarresources.com/investor-relations/ and on the SEC’s website

3

at http://www.sec.gov. All forward-looking statements are based on assumptions that Penn Virginia or Lonestar believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Penn Virginia and Lonestar undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1*	Joint Press Release, dated July 12, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Furnished herewith.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LONESTAR RESOURCES US INC.

Dated: July 12, 2021

	By:	/s/ Frank D. Bracken III
Frank D. Bracken III
Chief Executive Officer

5

Exhibit 99.1

Penn Virginia Announces Agreement to Acquire Lonestar Resources

Continues Accretive Eagle Ford Consolidation

— Complementary Assets, Increased Scale, Free Cash Flow and Inventory —

HOUSTON, July 12, 2021 (GLOBE NEWSWIRE) — Penn Virginia Corporation (“Penn Virginia” or the “Company”) (NASDAQ: PVAC) and Lonestar Resources US Inc. (“Lonestar”) (OTCQX: LONE) today announced that they have entered into a definitive merger agreement under which Penn Virginia will acquire Lonestar in an all-stock transaction. Under the terms of the agreement, Lonestar shareholders will receive 0.51 shares of common stock of Penn Virginia for each share of common stock of Lonestar outstanding. The transaction, which is expected to close in the second half of 2021, has been unanimously approved by the boards of directors of both companies. The closing of the transaction is subject to customary closing conditions, including the approval of Penn Virginia and Lonestar shareholders. Shareholders holding approximately 80% of the voting power of Lonestar, and approximately 60% of the voting power of Penn Virginia, have executed binding support agreements committing them to vote their shares for the transaction.

Highlights of the Transaction

•	Complements existing assets, increases estimated 2021 sales volumes and free cash flow (“FCF”) by ~50%, and increases inventory locations by 50% to 750 gross locations pro forma for the transaction;

•	Estimated transaction value implies a discount to PV-10(1) value of Lonestar’s proved developed producing (“PDP”) reserves and approximately $30,000 per flowing barrel of oil equivalent;

•	Improves projected 2021 FCF(2) per share by approximately 30% as well as other key financial metrics;

•	Maintains strong balance sheet with combined Net Debt to LTM Adjusted EBITDAX of less than 1.6x(3) as of June 30, 2021 with a target of 1.0x(3) expected to be achieved in early 2022;

•	Expected annual synergies of over $20 million;

•	Increases market capitalization by 15% and significantly improves equity float(4); and

•	Additional scale and strong financial position allows for additional potential consolidation.

Darrin Henke, Penn Virginia’s President and Chief Executive Officer, commented, “This is an exciting time for Penn Virginia as we expand our Eagle Ford footprint with the high-quality assets of Lonestar. This transaction further solidifies the Company’s position as a premier Eagle Ford operator and provides additional scale and synergies while still delivering operational excellence. Consistent with our disciplined strategy, this transaction is expected to be accretive to free cash flow and certain other key per share metrics to deliver long-term value to shareholders. The benefits of basin consolidation are very compelling, and we strongly believe this is a value-creating opportunity for both companies. We remain steadfast in our disciplined approach to running the business and continue to be committed to free cash flow generation, capital discipline, maximizing cash-on-cash returns, and protecting the environment.”

Lonestar’s Chief Executive Officer, Frank D. Bracken, III, commented on the merger, “In today’s environment, size and scale are paramount, both in terms of operations and in the public markets. The merger exposes Lonestar shareholders to a substantially larger, more liquid, publicly-listed platform and the combination of the two companies’ high quality, liquids-focused operations should provide significant benefit to both shareholder groups, positioning the Company as a dominant force in the Eagle Ford Shale.”

Edward Geiser, Chairman of Penn Virginia and Managing Partner of Juniper Capital (“Juniper”), added, “This is exactly the type of accretive Eagle Ford consolidation we have been targeting and creates a significant opportunity for investors. Penn Virginia and Lonestar fit well strategically, and the combined company will be stronger across key financial metrics, will operate more efficiently than each company standalone, and will continue Penn Virginia’s commitment to environmental and social stewardship. We look forward to working with the Lonestar team to complete this transaction, and we will be actively screening for additional attractive consolidation opportunities as we move forward. Juniper is excited about what the Penn Virginia team has been able to achieve over the six months since we closed our investment in the company, and we remain committed to its long-term success.”

Transaction Overview

Under the terms of the merger agreement, Lonestar shareholders will receive 0.51 shares of Penn Virginia for each Lonestar share. The transaction is valued at approximately $370 million as of July 9, 2021, composed of approximately 5.9 million shares of Penn Virginia common stock and the assumption of approximately $236 million of Net Debt(5). The transaction is expected to close in the second half of 2021, subject to the satisfaction of customary closing conditions, including obtaining the requisite shareholder and regulatory approvals. The transaction has been unanimously approved by the Boards of Directors of both companies. In addition, following the execution of the merger agreement, Lonestar shareholders holding approximately 80% of the voting power of Lonestar and Penn Virginia shareholders holding approximately 60% of the voting power of Penn Virginia signed binding support agreements obligating them to vote in favor of the transaction. Upon completion of the transaction, Penn Virginia shareholders will own approximately 87% of the combined company, and Lonestar will own approximately 13% of the combined company.

Governance and Leadership

Following the transaction completion, Lonestar will have the right to nominate one independent director to the Penn Virginia Board of Directors. Edward Geiser will continue to serve as Chairman of the Board, and Darrin Henke will continue to serve as President and CEO of the Company following the closing of the transaction.

Advisors

Evercore, BofA Securities, and RBC Capital Markets, LLC are serving as financial advisors to Penn Virginia. Kirkland & Ellis LLP is serving as Penn Virginia’s legal advisor. Barclays Capital is serving as financial advisor to Lonestar. Vinson & Elkins LLP is serving as Lonestar’s legal advisor.

About Penn Virginia Corporation

Penn Virginia Corporation is a pure-play independent oil and gas company engaged in the development and production of oil, NGLs, and natural gas, with operations in the Eagle Ford shale in south Texas. For more information, please visit our website at www.pennvirginia.com. The information on the Company’s website is not part of this release.

About Lonestar Resources US Inc.

Lonestar is an independent oil and natural gas company based in Fort Worth, Texas, focused on the development, production, and acquisition of unconventional oil, NGLs, and natural gas properties in the Eagle Ford Shale in Texas, where Lonestar has accumulated approximately 72,682 gross (53,550 net) acres in what we believe to be the formation’s crude oil and condensate windows, as of March 31, 2021. For more information, please visit www.lonestarresources.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Penn Virginia’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the Proposed Transaction with Lonestar described herein (the “Transaction”) and as adjusted descriptions of the post-Transaction company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Transaction or that shareholders of Lonestar may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the parties do not receive regulatory approval of the Transaction; the risk that changes in Penn Virginia’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Penn Virginia’s operating results and business generally; the risk the Transaction could distract management from ongoing business operations or cause Penn Virginia to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Penn Virginia to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Penn Virginia may be unable to reduce expenses or access financing or liquidity; the risk that Penn Virginia does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Penn Virginia’s control, including those detailed in Penn Virginia’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Penn

Virginia’s website at www.pennvirginia.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. All forward-looking statements are based on assumptions that Penn Virginia believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Penn Virginia undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) between Penn Virginia Corporation (“Penn Virginia” or “PVAC”) and Lonestar Resources US Inc. (“Lonestar” or “LONE”), Penn Virginia intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab.

Participants in the Solicitation

Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s shareholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Footnotes

1.	PV-10 value is a non-GAAP measure. Definitions of non-GAAP financial measures appear at the end of this release.

2.	Free cash flow is a non-GAAP financial measure. Definitions of non-GAAP financial measures appear at the end of this release.

3.	LTM Leverage ratio is defined as Net Debt divided by LTM Adjusted EBITDAX. Definitions of non-GAAP financial measures appear at the end of this release.

4.	Includes common share equivalent securities.

5.	Net Debt is a non-GAAP financial measure. Definitions of non-GAAP financial measures appear at the end of this release.

Definition and Explanation of Free Cash Flow

Free Cash Flow is not a measure of net income (loss) as determined by GAAP. We present Free Cash Flow (“FCF”) as the excess (deficiency) of discretionary cash flow over Capital additions, net. Discretionary cash flow is defined as Adjusted EBITDAX (non-GAAP measure defined below) less interest expense, debt issue costs, other, net and adjustments for income taxes refunded and changes for working capital. Capital additions represent our committed capital expenditure and acquisition transactions, net of any proceeds from the sales or disposition of assets. We believe Free Cash Flow is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies in many industries. Free Cash Flow should be considered as a supplement to net income as a measure of performance and net cash provided by operating activities as a measure of our liquidity. We use this information for comparative purposes within our industry.

Definition and Explanation of PV-10

PV-10 is a non-GAAP measure that represents the estimated future net cash flows from estimated proved reserves discounted at an annual rate of 10 percent before giving effect to income taxes. PV-10 is most comparable to the Standardized Measure which represents the discounted future net cash flows of the after-tax estimated future cash flows from estimated proved reserves discounted at an annual rate of 10 percent, determined in accordance with GAAP. We use non-GAAP PV-10 value as one measure of the value of our estimated proved reserves and to compare relative values of proved reserves amount exploration and production companies without regard to income taxes. We believe that securities analysts and rating agencies use PV-10 value in similar ways. Our management believes PV-10 value is a useful measure for comparison of proved reserve values among companies because, unlike standardized measure, it excludes future income taxes that often depend principally on the characteristics of the owner of the reserves rather than on the nature, location and quality of the reserves themselves.

Definition and Explanation of Net Debt

Net debt, excluding unamortized discount and debt issuance costs is a non-GAAP financial measure that is defined as total principal amount of long-term debt less cash and cash equivalents. The most comparable financial measure to net debt, excluding unamortized discount and debt issuance costs under GAAP is principal amount of long-term debt. Net debt is used by management as a measure of our financial leverage. Net debt, excluding unamortized discount and debt issuance costs should not be used by investors or others as the sole basis in formulating investment decisions as it does not represent the Company’s actual indebtedness. LONE’s principal amount of long-term debt used to calculate Net Debt at June 31, 2021 excludes its non-recourse mortgage on its corporate office building and the PPP loan for which funds are fully reserved as restricted cash to cover the balance.

Definition and Explanation of Adjusted EBITDAX

Adjusted EBITDAX represents net income (loss) before loss on extinguishment of debt, interest expense, income taxes, impairments of oil and gas properties, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net commodity realized settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including strategic transaction costs, and organizational restructuring, including severance. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, and investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Penn Virginia may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Penn Virginia’s results as reported under GAAP. PVAC’s Adjusted EBITDAX for the 6 months ended December 31, 2020 used in the calculation of LTM Leverage as of June 30, 2021 has been adjusted for the Juniper Transactions by $3.5 million (the Juniper Transactions as defined as reported in PVAC’s Form 10-K for the year ended December 31, 2020). LONE’s Adjusted EBITDAX used in the calculation of LTM Leverage as of June 30, 2021 includes five months of the Predecessor period prior to emerging from bankruptcy and seven months of the Successor period following the emergence (the Predecessor and Successor periods are defined as reported in Lonestar’s Form 10-K for the year ended December 31, 2020). For the second quarter 2021, the mid-point of LONE’s guidance for Adjusted EBITDAX was used.

Contact

Clay Jeansonne

Investor Relations

Ph: (713) 722-6540

E-Mail: invest@pennvirginia.com